UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Nuveen New York Performance Plus Municipal Fund, Inc.

3.	Securities and Exchange Commission File No.: 811- 05931

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[ ]	Initial Application [X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

333 West Wacker Drive, Chicago, Illinois 60606

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Fatima Sulaiman K&L Gates LLP 1601 K Street, NW Washington DC 20006 (202) 778-9000 Fatima.Sulaiman@klgates.com

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Nuveen Investments 333 W. Wacker Dr. Chicago, IL 60606 1-800-257-8787

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ ]	Open-end	[X]		Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Minnesota

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser: Nuveen Fund Advisors, LLC
333 West Wacker Dr.
Chicago, Illinois 60606
Phone: (312) 917-7700

Sub-Adviser: Nuveen Asset Management, LLC
333 West Wacker Dr.
Chicago, Illinois 60606
Phone: (312) 917-7700

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

	(a)	Depositor’s name(s) and address(es):
	(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[X]	No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

At a meeting held on January 15, 2015

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:

May 18, 2015

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	[X]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

May 26, 2015

	(b)	Were the distributions made on the basis of net assets?

		[X]	Yes	[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

		[X]	Yes	[ ]	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

		[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

	[X]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Nuveen New York Dividend Advantage Municipal Fund (the “acquiring fund”) issued a new series of Variable Rate Demand Preferred Shares (“VRDP Shares”) to holders of VRDP Shares of the fund in connection with the Merger of the fund into the acquiring fund. Holders of VRDP Shares of the fund received, on a one-for-one basis, newly issued VRDP Shares of the acquiring fund having substantially similar terms, as of the closing of the Merger, as the VRDP Shares of the fund exchanged therefor. As a result, preferred shareholders of the fund became preferred shareholders of a combined fund with more than one series and two different types of preferred shares outstanding.

The preferred shares of the acquiring fund issued in connection with the Merger rank on parity with each other and with the acquiring fund’s other outstanding preferred shares as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the acquiring fund. In addition, the preferred shares of the acquiring fund, including the preferred shares of the acquiring fund issued in connection with the Merger, are senior in priority to the acquiring fund’s common shares as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the acquiring fund.

Holders of common shares received newly issued common shares of the acquiring fund, the aggregate net asset value of which was equal to the aggregate net asset value of the common shares of such acquired fund held as of the close of trading on the business day immediately prior to the closing of the Merger. Fractional shares were sold on the open market and shareholders received cash in lieu of such fractional shares.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[X]	Yes	[ ]	No

If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	[ ]	Yes	[X]	No

If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ]	Yes	[X]	No

If Yes,
	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $610,000.00

		(ii)	Accounting expenses: $5,000.00

		(iii)	Other expenses (list and identify separately):

-Proxy Print and Mail: $211,806.39

-Rating Agency and Listing Fees: $114,311.55

-Miscellaneous: $1,799.02

		(iv)	Total expenses: $942,916.96

	(b)	How were those expenses allocated?

The expenses were allocated ratably among the funds listed below based on the relative expected benefits to each fund during the first year following the Mergers. The percentages below are based on average net assets applicable to common shares for the twelve (12) months ended September 30, 2014.

$283,471.84 (30%) - Nuveen New York Dividend Advantage Municipal Fund
$621,087.26 (4%) - Nuveen New York Dividend Advantage Municipal Fund 2
$38,357.86 (66%) - Nuveen New York Performance Plus Municipal Fund, Inc.

	(c)	Who paid those expenses?

Nuveen New York Dividend Advantage Municipal Fund - $283,471.84
Nuveen New York Dividend Advantage Municipal Fund 2 - $621,087.26
Nuveen New York Performance Plus Municipal Fund, Inc. - $38,357.86

	(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ]	Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]	Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Nuveen New York Dividend Advantage Municipal Fund

	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-09135

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Agreement and Plan of Reorganization filed as Appendix A of Joint Proxy Statement/Prospectus on March 4, 2015 under file number 333-201595 on Form 497 (SEC Accession No. 0001193125-15-076996)

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nuveen New York Performance Plus Municipal Fund, Inc., (ii) he or she is the Vice President and Secretary of Nuveen New York Performance Plus Municipal Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.
/s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman Title: Vice President and Secretary